UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2007 Results

BBVA increases net attributable profit 29.4% to €6.1 billion

The strong results allow for a 15.1% rise in dividends against 2007 earnings, bringing the total to €0.733 per share

The Group faces 2008 in a strong position, ready to outperform its rivals, thanks to its proven ability to generate recurrent earnings, excellent risk management and successful business model

Ø Excluding non-recurrent items, net attributable profit grew 18% (22.8% at constant exchange rates) to €5.4 billion. Earnings per share (EPS) rose 11.6%
and return on equity (ROE) stands at 30.2% (34.2% including non-recurrent items).

Ø Operating profit before non-recurrent items increased 16% (21.0% at constant exchange rates), boosted by net interest income which grew 16.7% thanks to the high level of business activity

Ø Efficiency (measured by the cost/income ratio) continues to improve and now stands at 42.4% (43.2% including Compass), compared to 44% a year earlier

Ø Defaults remain at a low level. The non-performing loan ratio is 0.89%, only slightly higher than the record low of 0.83% at the end of 2006. The coverage ratio is 224.8%.

Ø The Spain & Portugal Area had its best year ever with operating profit up
18.8% and net attributable profit climbing 24.9% to €2.4 billion

Ø The Global Businesses Area increased operating profit by 18.8% and net attributable profit rose 5.4% to €909m

Ø At constant exchange rates, operating profit in Mexico & USA increased 28.5%
and net attributable profit rose 28.4% to €2.1 billion

Ø South America lifted operating profit 33.3% (at constant exchange rates) and net attributable profit climbed 29.3% to €623m

BBVA today announced profits of €6.1 billion in 2007, an increase of 29.4%
compared to 2006. This allows for a 15.1% increase in dividends against 2007 earnings, bringing the total to €0.733 per share. In 2007 the bank’s operating profit rose 16% boosted by higher revenues and appropriate pricing. All areas reported growth of more than 17% in operating profit. At the same time
Group pushed ahead with its Asia Plan, with the CITIC Group agreement in China and with the acquisition of Compass in the USA.
During the year efficiency improved once again and now stands at 42.4% (43.2%
including Compass), compared to 44% a year earlier. Asset quality remains high and non-performing loans are only 0.89%, up slightly from the all-time low of
0.83% a year ago. The NPL coverage ratio is 224.8%. ROE (return on equity) is
30.2%, making BBVA the top European bank by this criterion. Therefore the Group enters 2008 in a strong position, ready to outperform its rivals, thanks to its proven ability to generate recurrent earnings, its excellent risk management its successful business model.
In a year that was particularly complex for the international financial sector,
BBVA extended its upward trend of recent years. Once again it demonstrated its ability to anticipate events and to manage its affairs successfully, especially the risks inherent in its business operations. These qualities helped it to increase recurrent earnings.
The Group maintained its solid fundamentals and at the end of 2007 it stands at the forefront of European banks in terms of ROE, efficiency (measured by the cost/income ratio) and risk management. These achievements are confirmed by its low non-performing loan ratio and high coverage ratio. Furthermore, the bank’s anticipation strategy, in the form of active management of the balance sheet, has provided it with a strong liquidity. BBVA can afford to stay out of capital markets until well into 2009.
The ability to anticipate events and manage affairs under difficult conditions, once again allows for an important increase in total dividends against 2007 earnings, which would rise 15.1% to €0.733 per share. BBVA thus maintains its dividend growth policy – as promised during the recent investor-day presentations on November 15th and 16th.
Intense marketing activity at all the Group’s units led once more to increases in business and revenues, boosting operating profit and net attributable
Efficiency improved further, helping to maintain the high level of profitability. The low level of defaults confirmed the excellent quality of the loan portfolio and the coverage ratio remained high. Furthermore, capital adequacy and liquidity are at extremely comfortable levels.
All four business areas reported important improvements during the year: Spain
Portugal had its best year ever, lifting net attributable profit 24.9%. Global
Businesses leveraged its customer franchise to offset market turbulence, increasing operating profit 18.8%. Mexico & USA recorded another sharp rise in business activity and a significant improvement in efficiency, with increases more than 28% in operating profit and net attributable profit in local currencies. Lastly, South America had an exceptional year, lifting operating profit 33.3% and net attributable profit 29.3% (both in local currencies).
In summary, BBVA ends 2007 and starts 2008 in a strong position. It has a successful business model, an ability to generate recurrent earnings and excellent risk management.
The highlights of the Group in the fourth quarter and for the full year are summarised below:

Ø In the fourth quarter, attributable profit reached €1,370m. This brought the
Group’s total 2007 attributable profit up to €6,126m, 29.4% higher than the
€4,736m it obtained in 2006 (or 34.4% at constant exchange rates).

Ø These figures included several one-off transactions: in 2007, a total of from capital gains on the divestment of the Iberdrola holding and sale of properties (as part of the project for a new corporate centre) minus the charge for the endowment to the BBVA microfinance foundation and the provisions for early retirement under the transformation plan announced on Investor Day. In
2006, the divestment of holdings in BNL, Repsol and Andorra minus charges made for extraordinary early-retirement provisions and changes in company-tax regulations generated €156m in capital gains. Unless expressly indicated
otherwise, all comments herein refer to figures without these one-off transactions. This is the best way to understand the Group’s core performance.

Ø Attributable profit without these one-offs was €5,403m in 2007, growing 18%
over the €4,580m reported the previous year (22.8% without exchange-rate impact).

Ø Earnings per share increased slightly less, 11.6%, reaching €1.50. This was due to the capital issues made in November 2006 and September 2007. These also impacted ROE, which stood at 30.2% for the year (36.4% in 2006). Meanwhile, ROA remained stable at 1.23% (1.22% in 2006). Including one-offs, earnings per were €1.70; ROE 34.2% and ROA 1.39%.

Ø The Group’s trading results were marked by their high quality. Earnings stemmed from a healthy operating profit that grew 16% to €9,698m. At constant exchange rates, this figure is 21%. In turn, the operating profit was based on increasing business volumes and improved spreads. These helped net interest income to rise 16.7% year on year and, along with other income streams, pushed up ordinary revenues by 13.9%.

Ø The cost-income ratio improved yet further, reaching 43.2% (42.4% without
Compass), compared to 44% the previous year, as costs increased more slowly revenues.

Ø Loan-loss provisions continued to include generic allocations linked to a growing loanbook. The BBVA Group did not have any writedowns deriving from instability on the financial markets.

Ø Growth in customer lending was compatible with a low NPL ratio. At 0.89% at year-end 2007, this ratio was slightly above the 0.83% reported on 31-Dec-2006, which had been a record low. The coverage ratio continued to be very high
(224.8%), with coverage funds of €7,662m of which €5,660m were generic.

Ø On 10th January 2008, the third interim dividend against 2007 accounts was paid out for a gross amount equal to the July and October payout, ie, €0.152 share. This was a 15.2% increase on the corresponding 2006 dividends.

Ø In terms of the capital base, on 31-12-2007, core capital stood at 5.3%; Tier
I at 6.8% and the BIS ratio at 10.7%.

Ø At the end of 2007 the Group had unrealised capital gains of €5,527m on its portfolios of equity holdings. This was €877m more than one year earlier, despite divestments during the year, of which Iberdrola was the largest.

Ø Spain and Portugal completed one of their best years ever. Higher business volumes, especially in lending (up 11.5% year on year), along with better spreads, pushed net interest income up 14.6%. Other revenues grew 7.8% and
2.8% (0.5% in the Spanish branch networks), such that the cost-income ratio improved; operating profit went up 18.8% and attributable profit rose to
€2,397m, 24.9% more than in 2006.

Ø Global Businesses demonstrated its capacity to generate recurring revenues even in such a complex environment by leveraging its business model. This is based on operating with BBVA’s global customers worldwide. The area’s ordinary revenues grew 20.8% year on year; its operating profit 18.8% and its customer funds and loans over 20%. Lower earnings from divestments limited the upside of attributable profit to 5.4%, reaching €909m.

Ø Mexico and the United States generated large increases in their business volumes this year: lending rose 22.9% and customer funds 10.5% in local within a like-for-like perimeter (without reflecting the incorporation of
Compass and State National Bank). Its growth, along with the maintenance of spreads, drove up net interest income, the mainstay of operating profit. This increased 28.5%, while attributable profit rose to €2,084m, growing 28.4% in
2007 at constant exchange rates.

Ø In South America, rising lending and customer funds (up 33.5% and 18.8%
respectively, year on year in local currencies) fuelled higher net interest income, which went up 33.2%. As income from fees and insurance also grew, this raised year-on-year increases in operating profit to 33.3% and in attributable profit to 29.3%, bringing it up to €623m (all figures at constant exchange rates).

Ø In December, BBVA surpassed further milestones in implementing its transformation plan in Spain. It integrated the regional management of branch networks for banking individuals, SME's, corporations and institutions under just seven regional headquarters. This meant furthering a project it launched
July 2006 to simplify organisation and strengthen commercial management.

Ø The functional integration of the business units of the different banks in
United States continued in the fourth quarter. An ambitious timeline was established to bring about the legal and operational mergers of the four operations during 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 01/24/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA